sun hydraulics®
CORPORATION

Sun Hydraulics Corporation 2001 Annual Report

About Sun Hydraulics

Hydraulically actuated shears, like those seen clearing debris at demolition sites, cut through concrete and steel to demolish old bridges and buildings. Mounted on hydraulic excavators, these attachments operate in severe environments caused by the dust and debris resulting from the demolition. The shearing and swiveling actions of these devices tend to generate



Sun's new patented soft-start relief, along with other Sun cartridge valves, protect system components and provide precise control in demanding applications.


GENESIS
DEMOPRO

Photo courtesy of Genesis Equipment & Manufacturing, Inc.



extreme pressure shocks in the hydraulic system, subjecting components to damaging forces. Under these conditions, components can fail prematurely, causing machine downtime while repairs are undertaken.

Sun Hydraulics recently introduced a new pressure control valve designed to protect machine components from the damaging forces generated by pressure shocks. Our new soft-start relief valve is applied in the shear shown to protect the hydraulic motor that is used to rotate the shear. The patented RPGT valve, introduced in April of 2001, protects the motors and other components by limiting the shock in the system, extending component life and increasing machine uptime. Sun Hydraulics' valves are the product of choice when machine designers need to solve serious problems and optimize machine performance and uptime.

Some of Our End Product Uses

Mobile Products

◦ Agricultural Equipment ◦ Waste Management Equipment ◦ Cranes ◦ Demolition Equipment ◦ Vertical Drill Equipment ◦ Forklifts and Attachments ◦ Highway Construction Equipment ◦ Off-Highway Construction Equipment ◦ Fire Fighting and Rescue Equipment ◦ Forestry Machinery ◦ Mining Machinery ◦ Oil Field Equipment ◦ Marine Equipment ◦ Sweeping Machinery ◦ Trenching Machinery ◦ Utility Equipment

Industrial Products

◦ Metal Cutting Machine Tools ◦ Metal Forming Machine Tools ◦ Robots and Factory Automation Equipment ◦ Foundry Machinery ◦ Molding Machinery ◦ Paper Products Machinery ◦ Food Processing Equipment ◦ Textile Machinery ◦ Packaging Equipment ◦ Power Units and Test Stands



Observations from Clyde Nixon, Allen Carlson and Bob Koski

I'm sure recent media attention has caused all top managers to step back and examine the way they run their businesses. When Sun went public in 1997, we told the investment community, and everyone else who would listen, that we planned to continue to manage the business as we had as a private company. Taking a long-term approach always had been successful, and we believed that quarterly results should be kept in context.

Sun continues to follow this philosophy. Unlike our direct competitors we not only own our own property, we also are highly vertically integrated. Sun keeps a higher proportion of manufacturing in-house than other companies in the cartridge valve industry. This allows us to maintain quality, to refine our processes, and to differentiate ourselves in terms of product performance and customer service. In short, we control our own destiny. Yet, people continue to point out how we can make a few more dollars by leveraging our assets through all sorts of creative financial arrangements.

In recent years Sun has watched as some of the leading companies in our industry have self-destructed chasing quarterly results and other short-term financial goals. At Sun, we try to focus our efforts on making money by designing, manufacturing and selling superior quality hydraulic valves and packages, and by developing new products, new markets and improved processes. And you don't need a PhD to understand our financial statements: what you see is what you get.

Because we have continued to invest in our company as we have grown, including bricks and mortar and innovative processes, we enjoy a very strong cash flow. This enables us to remain a leading-edge company, even in difficult economic times. We have just finished a most challenging year, but remained profitable, maintained our workforce, made prudent capital investments for future growth–and, at the same time, generated sufficient funds to pay dividends and reduce debt.

We believe we continue to move in the right direction–with no need for footnotes.

Clyde Nixon

As we entered 2001, the economy was soft but we fully expected to see the beginning of a recovery in the later half of the year. We kept our workforce intact and prepared for the expected upturn in business. We were on track and ready...until September.

After the tragedy of September 11, we reassessed the situation and knew a late year economic recovery was unlikely. That a recovery would occur was never in doubt; the timing though, was suddenly not clear. Despite the uncertainties, we decided to stay the course, with a few modifications.

In the U.S. operations, we continued to postpone all discretionary expenses. Many employees took voluntary time off without pay. Hourly overtime was cut to the bone and all salaried employees took a pay cut. As we entered 2002, these actions remained in place. Wage increases for all U.S. employees have been postponed until the business climate improves. Non-U.S. operations have taken similar belt-tightening measures.

However, we have continued to invest in equipment and people on behalf of our shareholders. Some of last year's investments include:

- Cross "learning"
- Aqueous-based parts cleaning
- Upgrade of website
- European expansion (facilities, equipment and distribution)
- Strengthening of Asian marketing and distribution

I am extremely proud of our nearly 700 employees worldwide for these and other accomplishments.

In 2001, we endured the worst manufacturing recession since 1978. The United States hydraulics industry experienced a 16.4% decline in shipments as capital goods spending ground to a halt. Yet, without compromising our ability to respond when conditions do improve, Sun remained profitable with very strong cash flow.

We thank our shareholders for their encouragement and continued investment in Sun Hydraulics. We are confident that your loyalty will be rewarded.

Allen Carlson

Sun Sarasota 12/12 Shipments Compared to Manufacturing Capacity Utilization Through January 2002



88%
86%
84%
82%
80%
78%
76%
74%
72%
Manufacturing Capacity Utilization
160.0%
140.0%
120.0%
100.0%
80.0%
60.0%
40.0%
20.0%
0.00%
Sun Shipments 12/12 percent change
1985 1986 1987 1988 1989 1990 1991 1992 1993 1994 1995 1996 1997 1998 1999 2000 2001 2002
When manufacturing capacity utilization drops below 82% going downward, orders for capital equipment slow down.
When manufacturing capacity utilization vigorously crosses 80% going upward, orders for capital equipment start to reappear.
Sun Hydraulics Shipments 12/12 Ratio*
Manufacturing Capacity Utilization**

*Sun shipments are U.S. shipments only (not consolidated) and are shown as a 12/12 ratio. This compares the shipments for the current 12 month period to the 12 month period ended one year earlier, and is stated as a percent change.

**Capacity utilization is shown as the actual percentage reported each month by the Federal Reserve Board.

The Enron story brings back memories. While going public in late 1996, I was asked many times by analysts why Sun Hydraulics owned its factories. After all, Sun ***could*** leverage RONA (return on net assets) and ***would*** look more attractive to investors without these "non-performing" assets. I answered that while these assets did not make money, they did save money through the avoidance of sales tax on rent and that by controlling its assets Sun could comfortably survive when business conditions turned south (and maybe even gain market share). They rolled their eyes at this old fashioned idea.

Sun's first factory was owned by the Koski family. When we built a new, much larger plant in 1980, bankers advised that they would be glad to use the equity in the old factory as a down payment, and the Koski family could continue to be the landlord. In 15 or 20 years, the Koskis would own the building and land outright using a standard triple-net lease. They were astonished when I declined by saying that if Sun was going to pay for it, Sun should own it. They said "You're giving up a lot of money," and I said, "Yes, but Sun will have a strong balance sheet. The equity will come in handy on rainy days."

How analysts can hype stocks of companies with phantom assets as being worth high multiples of earnings speaks of gambling, not investing. They, and accounting firms, have refused to recognize that without substance, bubbles tend to burst. They even act surprised when they do!

To compound the problem, banks tend to act in lockstep. They fell all over themselves to loan money to these shells. Now, they refuse to loan money for new ventures backed by solid assets. I have to wonder what they teach at business schools. (Remember the 1980s, when banks loaned money to third world countries at 15% interest. They then made further loans to pay that interest and kept these loans as "assets" on their books... until the bubble burst. The recession of the early 1990s followed as banks wrote off these bad loans.)

While the Fed is lowering interest rates to make money available, belt-tightening banks are keeping "the spread" to cover bad debt exposure while good companies go bankrupt because they can't borrow money for operations. Dumb! Will any of this help the nation recover? Not in my book!



Selected Consolidated Financial Data

(in thousands except per share data)

YEAR ENDED	Dec. 29, 2001	Dec.30, 2000	Jan.1, 2000	Dec.31, 1998	Dec.31, 1997
Statement of Income Data:					
Net sales	$64,983	$79,967	$70,449	$72,720	$64,947
Gross profit	14,625	21,465	16,416	19,234	19,479
Operating income	2,060	7,356	4,038	7,688	8,302
Income before income taxes	1,312	5,919	2,664	8,520	7,264
Net income	$ 950	$ 3,921	$ 1,831	$ 5,647	$ 4,710
Basic net income per common share	$ 0.15	$ 0.61	$ 0.29	$ 0.89	$ 0.75
Diluted net income per common share	$ 0.14	$ 0.60	$ 0.28	$ 0.87	$ 0.73
Dividends per common share	$ 0.16	$ 0.16	$ 0.16	$ 0.16	$ 0.14
Other Financial Data:					
Depreciation and amortization	$ 5,426	$ 5,594	$ 5,043	$ 4,387	$ 3,706
Capital expenditures	4,022	4,374	7,897	8,137	6,490
Balance Sheet Data:					
Cash and cash equivalents	$ 3,611	$ 2,698	$ 1,122	$ 1,592	$ 1,249
Working capital	12,778	12,658	8,717	5,629	6,100
Total assets	61,750	64,374	64,074	61,019	53,389
Total debt	10,663	12,012	14,342	11,907	9,564
Shareholders' equity	43,738	43,836	41,176	40,015	35,000

The following summary should be read in conjunction with the consolidated financial statements and related notes contained herein.

As of January 1, 1999, the Company changed from a calendar reporting year ending on December 31st to a fiscal year which will end on the Saturday closest to December 31st. Each quarter consists of two 4-week periods and one 5-week period.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Overview

Sun Hydraulics Corporation is a leading designer and manufacturer of high-performance screw-in hydraulic cartridge valves and manifolds, which control force, speed and motion as integral components in fluid power systems. The Company sells its products globally, primarily though independent distributors. Approximately 66% of product sales are used by the mobile market, characterized by applications where the equipment is not fixed in place, the operating environment is often unpredictable, and duty cycles are generally moderate to low. The remaining 34% of sales are used by industrial markets, which are characterized by equipment that is fixed in place, typically in a controlled environment, with higher pressures and duty cycles. The Company sells to both markets with a single product line. In 2001, the Company generated approximately 45% of its net sales outside of the United States.

Industry Conditions

Demand for the Company's products is dependent on demand for the capital goods into which the products are incorporated. The capital goods industries in general, and the fluid power industry specifically, are subject to economic cycles. According to the National Fluid Power Association (the fluid power industry's trade association in the United States), United States shipments of hydraulic products decreased 16.4% in 2001 compared to 2000. Historically, the Company's orders trend has tracked closely to the United States measure of manufacturing capacity utilization. At the end of 2001, this measure was at its lowest level in eighteen years.

Results for the 2001 Fiscal Year

Net sales for the year ended December 29, 2001, were $65.0 million, a decrease of 18.7% compared to net sales of $80.0 million for the year ended December 30, 2000. Net income for 2001 was $1.0 million, or 1.5% of net sales, compared to $3.9 million, or 4.9% of net sales, for 2000. Basic and diluted earnings per share for the year ended 2001, were $0.15 and $0.14 respectively, compared to $0.61 and $0.60 for the year ended December 30, 2000.

Cash Flow

Net cash generated from operations for the year was $7.3 million. Capital expenditures for the year were $4.0 million, debt decreased $1.4 million, and $1.0 million was paid to shareholders in dividends. Cash on hand at December 29, 2001, was $3.6 million, an increase of $0.9 million for the year.

Results for the Fourth Quarter of 2001

Net sales for the fourth quarter ended December 29, 2001, were $13.4 million, a decrease of 23.4% compared to net sales of $17.5 million for the fourth quarter of 2000. Net loss for the quarter ended December 29, 2001, was in the company's forecasted range at $0.7 million, compared to net income of $0.7 million for the fourth quarter of 2000. Net loss for the quarter included a pretax charge of $0.3 million for slow moving inventory. Both basic and diluted net loss per share for the fourth quarter of 2001 were $0.10.

Management Comments

Management believes that the Company's diversified customer base and global presence helped to mitigate the adverse financial effects of the significant downturn in the manufacturing sector. During 2001, the Company was able to keep the workforce intact, continue investments in productivity improvements, and strengthen its marketing efforts.

Other Highlights

In December, 2001, the Company launched a new website which disseminates product information quickly and is widely available to help stimulate global demand and pull product through the distribution channel. The time from the engineering release of products to their appearance in the marketplace has been drastically reduced. The Company will continue to invest in this technology as one of the best ways to keep its broad product offering available to provide hydraulic control solutions for customers around the world.

Results of Operations

The following table sets forth, for the periods indicated, certain items in the Company's statements of income as a percentage of net sales.

	Year Ended				
	Dec.29, 2001	Dec.30, 2000	Jan.1, 2000	Dec.31, 1998	Dec.31, 1997
Net sales	100.0%	100.0%	100.0%	100.0%	100.0%
Gross profit	22.5%	26.8%	23.3%	26.4%	30.0%
Operating income	3.2%	9.2%	5.7%	10.6%	12.8%
Income before income taxes	1.5%	7.4%	3.8%	11.7%	11.3%

Management's Discussion and Analysis of Financial Condition and Results of Operations (Continued)

Comparison of Years Ended December 29, 2001 and December 30, 2000

Net sales for 2001 were $65.0 million, a decrease of $15.0 million, or 18.7%, from $80.0 million in 2000. Domestic net sales decreased 25.9%, or $12.5 million, in 2001, compared to 2000. The primary reason for the decrease was the prolonged decline in the United States manufacturing sector, evidenced by the United States manufacturing capacity utilization index, which was at an eighteen year low at the end of 2001. International net sales decreased 7.7%, or $2.5 million, with decreases across all markets except Germany.

Gross profit decreased to $14.6 million, or 32.1%, in 2001, compared to $21.5 million in 2000. Gross profit as a percentage of net sales decreased to 22.5% in 2001, compared to 26.8% in 2000. The decrease in gross profit as a percentage of net sales was due to fewer sales dollars available to cover indirect manufacturing costs, despite an overall decrease in these costs. The decrease in gross profit as a percentage of net sales was also due to a loss of productivity in the U.S. operations. Management decided to maintain production headcount despite reduced production requirements in order to preserve its long-term investment in the workforce.

Selling, engineering and administrative expenses decreased $1.5 million, or 10.6%, to $12.6 million in 2001, compared to $14.1 million in 2000. $0.7 million of the decrease was due to significantly reduced spending for product catalogues. The new company website significantly reduces the amount of product information required to be published. The balance of the decrease was due to lower wage and warranty expenses as well as reductions in many discretionary expense categories such as outside services and travel.

Interest expense was $0.9 million and $1.1 million in 2001 and 2000, respectively. There was no interest expense on the unsecured line of credit in 2001 since the outstanding balance remained at $0 for the entire year. This resulted in a decrease in interest expense of $0.1 million from 2000 to 2001. Interest expense on the Company's long-term mortgages and other debt also decreased $0.1 million.

Miscellaneous income was $0.1 million in 2001, compared to miscellaneous expense of $0.3 million in 2000. The $0.4 million change was due to a decrease in equity losses on the joint venture in China, a decrease in foreign currency exchange losses, and a decrease in loss on sale of fixed assets.

The income tax provision for the year ended December 29, 2001, was 27.6% of pretax income compared to 33.8% for the year ended December 30, 2000. The decrease was due to a change in the relative levels of income and different tax rates in effect among the countries in which the Company sells its products.

Comparison of Years Ended December 30, 2000 and January 1, 2000

Net sales for the year were $80.0 million, an increase of $9.5 million, or 13.5%, over 1999. This increase was due to strong orders in the first half of the year across all business segments. North American net sales increased 9.8% over 1999. European operations increased 19.0% over 1999. Net sales to Asian distributors increased 27.3%, and Korean net sales increased 31.8% over 1999.

Gross profit increased to $21.5 million in 2000, compared to $16.4 million in 1999. Gross profit as a percentage of net sales increased to 26.8% in 2000, compared to 23.3% in 1999. The increase in gross profit as a percent of sales was primarily due to prime manufacturing cost reductions in the United States operation resulting from lower material costs and increased productivity.

Selling, engineering and administrative expenses increased $1.7 million, or 14.0%, to $14.1 million in 2000, compared to $12.4 million in 1999. $0.4 million of the increase was for product catalogues and $0.3 million of the increase was related to systems and network development costs. The balance of the increase was primarily due to wage and fringe benefit increases.

Interest expense was $1.1 million and $1.0 million in 2000 and 1999, respectively. The interest expense related to the unsecured line of credit, long-term mortgages and related party debt decreased $0.2 million, while interest on the secured line of credit in the United States, which was converted to a four year note on July 23, 2000 (See Note 9 to the Financial Statements), increased $0.3 million.

Miscellaneous expense was $0.3 million in 2000, compared to $0.4 million in 1999. The $0.1 decrease was due to a decrease in equity losses on the joint venture in China and a decrease in foreign currency exchange losses.

The income tax provision for the year ended December 30, 2000, was 33.8% of pretax income compared to 31.3% for the year ended January 1, 2000. This increase was due to Korean tax provision requirements that were not previously believed to be applicable. In both years, tax savings were realized in the United States from the Sun Hydraulics Foreign Sales Corporation.

Quarterly Results of Operations

(in thousands)

Quarter Ended	Dec. 29, **2001**	Sept. 29, **2001**	June 30, **2001**	March 31, **2001**	Dec. 29, **2000**	Sept. 29, **2000**	June 30, **2000**	March 31, **2000**
Net sales	$13,361	$15,119	$17,533	$18,970	$17,537	$20,137	$22,060	$20,233
Gross profit	1,809	3,270	4,217	5,316	4,721	5,486	6,176	5,082
Operating income	(949)	295	842	1,859	1,377	1,887	2,653	1,439
Income before income taxes	(1,096)	202	620	1,585	1,021	1,550	2,148	1,200
Net income (loss)	$ (662)	$ 151	$ 429	$ 1,033	$ 667	$ 1,021	$ 1,376	$ 857

Liquidity and Capital Resources

Historically, the Company's primary source of capital has been cash generated from operations, although short-term fluctuations in working capital requirements have been met through borrowings under revolving lines of credit as needed. The Company's principal uses of cash have been to pay operating expenses, pay dividends to shareholders, make capital expenditures, and service debt.

Cash flow from operations in 2001 was $7.3 million, compared to $9.5 million in 2000 and $5.6 million in 1999. The decrease in the Company's net cash flow from operations in 2001, compared to 2000, was due primarily to the decrease in net income of $3.0 million and lower accounts receivable and inventory, partially offset by income taxes receivable. The increase in the Company's net cash flow from operations in 2000, compared to 1999, was due primarily to an increase in net income of $2.1 million and an increase in depreciation and amortization of $0.6 million.

Capital expenditures were $4.0 million in 2001, compared to $4.4 million in 2000 and $7.9 million in 1999. Capital expenditures in the year 2002 are projected to be $6.4 million and will include approximately $2.6 million to cover the cost of an expansion of the United Kingdom operation.

The Company has $10.7 million in outstanding debt secured by buildings and equipment. The Company has three revolving lines of credit totaling $9.5 million with various banks. There were no outstanding balances on these credit facilities at December 29, 2001. Lines of credit in Germany and the U.K., totaling $2.0 million, expire in 2002, while the line of credit in the U.S. expires in 2004.

The Company declared quarterly dividends of $0.04 per share to shareholders of record on the last day of each calendar quarter in 2001 and 2000. These dividends were paid on the 15th day of each month following the date of declaration. The Company's Board of Directors currently intends to continue to pay a quarterly dividend of at least $0.04 per share during 2002. However, the declaration and payment of future dividends is subject to the sole discretion of the Board of Directors, and any determination as to the payment of future dividends will depend upon the Company's profitability, financial condition, capital needs, future prospects and other factors deemed pertinent by the Board of Directors.

The Company believes that cash generated from operations and its borrowing availability under its revolving lines of credit will be sufficient to satisfy the Company's operating expenses and capital expenditures for the foreseeable future. In the event that economic conditions were to severely worsen for a protracted period of time, the Company would have the following options available to ensure liquidity in addition to increased borrowing. Capital expenditures could be postponed since they primarily pertain to long-term improvements in operations. Additional operating expense reductions also could be made. Finally, the dividend to shareholders could be reduced or suspended.

QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK

The Company is exposed to market risk from changes in interest rates on borrowed funds, which could affect its results of operations and financial condition. At December 29, 2001, the Company had $0.1 million in variable-rate debt outstanding and, as such, the market risk is immaterial. The Company manages this risk by selecting unsecured debt financing at its lenders' prime rate less 1.0%, or the Libor rate plus 2.0%, whichever is the more advantageous.

FORWARD-LOOKING INFORMATION

Certain oral statements made by management from time to time and certain statements contained herein that are not historical facts are "forward-looking statements" within the meaning of Section 21E of the Securities Exchange Act of 1934 and, because such statements involve risks and uncertainties, actual results may differ materially from those expressed or implied by such forward-looking statements. Forward-looking statements, including those in Management's Discussion and Analysis of Financial Condition and Results of Operations are statements regarding the intent, belief or current expectations, estimates or projections of the Company, its Directors or its Officers about the Company and the industry in which it operates, and assumptions made by management, and include among other items, (i) the Company's strategies regarding growth, including its intention to develop new products; (ii) the Company's financing plans; (iii) trends affecting the Company's financial condition or results of operations; (iv) the Company's ability to continue to control costs and to meet its liquidity and other financing needs; (v) the declaration and payment of dividends; and (vi) the Company's ability to respond to changes in customer demand domestically and internationally, including as a result of standardization. Although the Company believes that its expectations are based on reasonable assumptions, it can give no assurance that the anticipated results will occur.

Important factors that could cause the actual results to differ materially from those in the forward-looking statements include, among other items, (i) the economic cyclicality of the capital goods industry in general and the hydraulic valve and manifold industry in particular, which directly affect customer orders, lead times and sales volume; (ii) conditions in the capital markets, including the interest rate environment and the availability of capital; (iii) changes in the competitive marketplace that could affect the Company's revenue and/or cost bases, such as increased competition, lack of qualified engineering, marketing, management or other personnel, and increased labor and raw materials costs; (iv) changes in technology or customer requirements, such as standardization of the cavity into which screw-in cartridge valves must fit, which could render the Company's products or technologies noncompetitive or obsolete; (v) new product introductions, product sales mix and the geographic mix of sales nationally and internationally; and (vi) changes relating to the Company's international sales, including changes in regulatory requirements or tariffs, trade or currency restrictions, fluctuations in exchange rates, and tax and collection issues. Further information relating to factors that could cause actual results to differ from those anticipated is included but not limited to information under the headings "Business," particularly under the subheading, "Business Risk Factors" and "Management's Discussion and Analysis of Financial Conditions and Results of Operations" in Form 10-K for the year ended December 29, 2001. The Company disclaims any intention or obligation to update or revise forward-looking statements, whether as a result of new information, future events or otherwise.

sun hydraulics CORPORATION

Report of Independent Certified Public Accountants

To the Board of Directors and Shareholders
of Sun Hydraulics Corporation

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, shareholders' equity and comprehensive income, and of cash flows present fairly, in all material respects, the financial position of Sun Hydraulics Corporation and its subsidiaries at December 29, 2001, December 30, 2000, and January 1, 2000, and the results of their operations and their cash flows for each of the three years in the period ended December 29, 2001, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP
Tampa, FL
March 1, 2002

Sun Hydraulics Corporation

Consolidated Balance Sheets

(in thousands)

FOR THE YEAR ENDED	Dec. 29, 2001	Dec. 30, 2000
ASSETS		
Current Assets:		
Cash and cash equivalents	$ 3,611	$ 2,698
Accounts receivable, net of allowance for doubtful accounts of $195 and $163	4,755	6,112
Inventories	7,238	9,033
Taxes receivable	668	–
Other current assets	985	536
TOTAL CURRENT ASSETS	17,257	18,379
Property, Plant and Equipment, Net	43,555	44,984
Other Assets	938	1,011
TOTAL ASSETS	$61,750	$64,374
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current Liabilities:		
Accounts payable	$ 1,323	$ 1,787
Accrued expenses and other liabilities	1,494	1,585
Long-term debt due within one year	1,405	1,779
Dividends payable	257	255
Taxes payable	–	315
TOTAL CURRENT LIABILITIES	4,479	5,721
Long-Term Debt Due After One Year	9,258	10,233
Deferred Income Taxes	3,848	4,106
Other Noncurrent Liabilities	427	478
TOTAL LIABILITIES	18,012	20,538
Commitments and Contingencies (Note 14)	–	–
Shareholders' Equity:		
Preferred stock, 2,000,000 shares authorized, par value $0.001, no shares outstanding	–	–
Common stock, 20,000,000 shares authorized, par value $0.001, 6,421,367 shares outstanding	6	6
Capital in excess of par value	24,502	24,486
Retained earnings	19,001	19,073
Accumulated other comprehensive income	229	271
TOTAL SHAREHOLDERS' EQUITY	43,738	43,836
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$61,750	$64,374

The accompanying Notes to the Consolidated Financial Statements are an integral part of these financial statements.

Consolidated Statements of Operations

(in thousands except per share data)

FOR THE YEAR ENDED	Dec. 29, 2001	Dec.30, 2000	Jan.1, 2000
Net sales	$64,983	$79,967	$70,449
Cost of sales	50,358	58,502	54,033
Gross profit	14,625	21,465	16,416
Selling, engineering and administrative expenses	12,565	14,109	12,378
Operating income	2,060	7,356	4,038
Interest expense	878	1,114	954
Miscellaneous expense (income)	(130)	323	420
Income before income taxes	1,312	5,919	2,664
Income tax provision	362	1,998	833
Net income	$ 950	$ 3,921	$ 1,831
Basic net income per common share	$ 0.15	$ 0.61	$ 0.29
Weighted average basic shares outstanding	6,392	6,385	6,380
Diluted net income per common share	$ 0.14	$ 0.60	$ 0.28
Weighted average diluted shares outstanding	6,554	6,574	6,569

Consolidated Statement of Shareholders' Equity and Comprehensive Income

(in thousands)

	Shares	Preferred Stock	Common Stock	Capital in Excess of Par Value	Retained Earnings	Accumulated Other Comprehensive Income	Total
Balance, Dec. 31, 1998	6,361	$ –	$ 6	$24,386	$15,363	$ 260	$40,015
Exercise of stock options	22			75			75
Shares issued	2			13			13
Tax effect of non-qualified stock options				12			12
Dividends declared					(1,021)		(1,021)
Comprehensive income:							
Net income					1,831		1,831
Foreign currency translation adjustments						251	251
Comprehensive income							2,082
Balance, Jan. 1, 2000	6,385	–	6	24,486	16,173	511	41,176
Dividends declared					(1,021)		(1,021)
Comprehensive income:							
Net income					3,921		3,921
Foreign currency translation adjustments						(240)	(240)
Comprehensive income							3,681
Balance, Dec. 30, 2000	6,385	–	6	24,486	19,073	271	43,836
Shares issued, restricted stock	34						–
Shares issued, unrestricted stock	1			8			8
Shares issued, ESPP	1			8			8
Dividends declared					(1,022)		(1,022)
Comprehensive income:							
Net income					950		950
Foreign currency translation adjustments						(42)	(42)
Comprehensive income							908
Balance, Dec. 29, 2001	6,421	$ –	$ 6	$24,502	$19,001	$ 229	$43,738

The accompanying Notes to the Consolidated Financial Statements are an integral part of these financial statements.

Sun Hydraulics Corporation

Consolidated Statements of Cash Flows

(in thousands)

FOR THE YEAR ENDED	Dec. 29, 2001	Dec.30, 2000	Jan. 1, 2000
Cash Flows From Operating Activities:			
Net income	$ 950	$ 3,921	$ 1,831
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	5,426	5,594	5,043
(Gain)/Loss on disposal of assets	(2)	273	281
Compensation expense of stock options	–	–	13
Allowance for doubtful accounts	32	(33)	27
Allowance for slow moving inventory	314	24	28
Provision for deferred income taxes	(258)	(6)	468
(Increase) decrease in:			
Accounts receivable	1,325	181	(945)
Inventories	1,481	(926)	(34)
Income tax receivable	(668)	442	(687)
Other current assets	(449)	55	300
Other assets, net	30	19	30
Increase (decrease) in:			
Accounts payable	(464)	(925)	(165)
Accrued expenses and other liabilities	(91)	121	(601)
Dividends payable	2	–	–
Income taxes payable	(315)	315	–
Other liabilities	(51)	478	–
Net cash from operating activities	7,262	9,533	5,589
Cash Flows From Investing Activities:			
Investment in acquisition and joint venture	–	(100)	–
Capital expenditures	(4,022)	(4,374)	(7,897)
Proceeds from dispositions of equipment	70	108	96
Net cash from investing activities	(3,952)	(4,366)	(7,801)
Cash Flows From Financing Activities:			
Proceeds from debt	571	2,999	13,206
Repayment of debt	(1,920)	(5,329)	(10,769)
Proceeds from exercise of stock options	–	–	75
Proceeds from stock issued	16	–	–
Dividends to shareholders	(1,022)	(1,021)	(1,021)
Net cash from financing activities	(2,355)	(3,351)	1,491
Effect of Exchange Rate Changes on Cash and Cash Equivalents	(42)	(240)	251
Net Increase (Decrease) in Cash and Cash Equivalents	913	1,576	(470)
Cash and Cash Equivalents, Beginning of Period	2,698	1,122	1,592
Cash and Cash Equivalents, End of Period	$ 3,611	$ 2,698	$ 1,122
Supplemental Disclosure of Cash Flow Information:			
Cash paid for:			
Interest	$ 878	$ 1,114	$ 1,002
Income taxes	$ 1,603	$ 1,247	$ 1,052

The accompanying Notes to the Consolidated Financial Statements are an integral part of these financial statements.

Notes to the Consolidated Financial Statements

(in thousands except per share data)

1. Business

Sun Hydraulics Corporation and its wholly-owned subsidiaries (the "Company") design, manufacture and sell screw-in cartridge valves and manifolds used in hydraulic systems. The Company has facilities in the United States, the United Kingdom, Germany, Korea, and China. Sun Hydraulics Corporation ("Sun Hydraulics"), with its main offices located in Sarasota, Florida, designs, manufactures and sells through independent distributors in the United States and other international markets. Sun Hydraulik Holdings Limited ("Sun Holdings"), a wholly-owned subsidiary of Sun Hydraulics, was formed to provide a holding company for the European market operations; its wholly-owned subsidiaries are Sun Hydraulics Limited (a British corporation, "Sun Ltd.") and Sun Hydraulik GmbH (a German corporation, "Sun GmbH"). Sun Ltd. operates a manufacturing and distribution facility located in Coventry, England, and Sun GmbH, operates a manufacturing and distribution facility located in Erkelenz, Germany. Sun Hydraulics Korea Corporation ("Sun Korea"), a wholly-owned subsidiary of Sun Hydraulics, located in Inchon, South Korea, operates a manufacturing and distribution facility. Sun Hydraulics Systems (Shanghai) Co., Ltd., ("Sun China"), a 50/50 joint venture between Sun Hydraulics and Links Lin, the owner of Sun Hydraulics Corporation's Taiwanese distributor, is located in Shanghai, China, and operates a manufacturing and distribution facility.

2. Summary of Significant Accounting Policies

A summary of the significant accounting policies followed in the preparation of the Company's consolidated financial statements is set forth below:

Principles of Consolidation

The consolidated financial statements include the accounts and operations of Sun Hydraulics and its direct and indirect subsidiaries. All significant intercompany accounts and transactions are eliminated in consolidation.

Critical Accounting Policies and Estimates

It is the Company's accounting policy to report revenues when products are shipped and expenses when costs are incurred. The effect of material non-recurring events is provided for when they become known. The Company currently only applies judgment and estimates, which may have a material effect on the eventual outcome of assets, liabilities, revenues and expenses, for accounts receivable, inventory and goodwill. The following explains the basis and the procedure for each asset account where judgment and estimates are applied.

Accounts Receivable

The Company sells to most of its customers on a recurring basis, primarily through distributors with whom the Company maintains long-term relationships. As a result, bad debt experience is not material. The reserve for bad debts is determined on a specific identity basis by a review of those accounts that are significantly in arrears. There is no assurance that overdue accounts receivable balances of a distributor or a large direct sale customer will not develop financial difficulties and default on payment.

Inventory

The Company offers a wide variety of standard products and as a matter of policy does not discontinue products. On an ongoing basis, component parts found to be obsolete through design or process changes are disposed of and charged to material cost. The Company reviews on hand balances of products and component parts against specific criteria. Products and component parts without usage or that have excess quantities on hand are evaluated. An inventory reserve is then established for the full inventory carrying value of those products and component parts deemed to be obsolete or slow moving.

Goodwill

The Company acquired its Korean operations in September 1998 using the purchase method. As a result, goodwill is reflected on the consolidated balance sheet. A valuation based on the cash flow method was performed at December 29, 2001, and it was determined that the value of the goodwill and the net assets in the accounts exceeded the estimated cash flow valuation. There is no assurance that the value of the acquired company will not decrease in the future due to changing business conditions.

Reclassification

Certain amounts shown in the 1999 consolidated financial statements have been reclassified to conform with the 2000 and 2001 presentation. These reclassifications did not have any effect on total assets, total liabilities, shareholders' equity or net income.

Management Estimates and Assumptions

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

52 Week Fiscal Year

Commencing in 1999, the Company implemented a fiscal year which ends on the Saturday nearest to the end of the month of December. Each quarter consists of two 4-week periods and one 5-week period.

Cash and Cash Equivalents

The Company considers all short-term highly liquid investments purchased with an original maturity of three months or less to be cash equivalents.

Inventories

Inventories are valued at the lower of cost or market, cost being determined on a first-in, first-out basis. Obsolete and excess inventory is evaluated and reserves are established based on specific criteria determined by management.

Property, Plant and Equipment

Property, plant and equipment is stated at cost. Expenditures for repairs and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Repairs and maintenance are expensed as incurred. Depreciation is computed using the straight line method over the following useful lives:

	YEARS
Computer equipment	3-5
Machinery and equipment	4-12
Furniture and fixtures	4-10
Leasehold and land improvements	5-15
Buildings	40

Valuation Assessment of Long-Lived Assets

Management periodically evaluates long-lived assets for potential impairment and will reserve for impairment whenever events or changes in circumstances indicate the carrying amount of the assets may not be fully recoverable. As of December 29, 2001, management does not believe that any assets are impaired.

Other Assets

Other assets consists of goodwill and an equity investment. Goodwill, which represents the excess of the purchase price of acquisition over the fair value of the net assets acquired and other acquisition costs are carried at cost, net of accumulated amortization and amortized on a straight-line basis over fifteen years. Beginning January 1, 2002, goodwill will be subject to at least an annual assessment for impairment by applying a fair-value-based test and will no longer be amortized. As of December 29, 2001, the Company had $714 of goodwill, net of accumulated amortization of $157. The equity investment represents the Company's joint venture in China. The equity investment was recorded at cost and has been adjusted for investment income or loss and dividend distributions for each quarterly period since its origin.

Revenue Recognition

Sales are recognized when products are shipped. Sales incentives are granted to customers based upon the volume of purchases. These sales incentives are recorded at the time of sales as a reduction of gross sales.

Foreign Currency Translation and Transactions

The Company follows the translation policy provided by Statement of Financial Accounting Standards No. 52, "Foreign Currency Translation." The Pound Sterling is the functional currency of Sun Ltd. The Euro is the functional currency of GmbH. The South Korean Won is the functional currency of Sun Korea. The U.S. Dollar is the functional currency for Sun Hydraulics and the reporting currency for the consolidated group. The monetary assets and liabilities of Sun Ltd., Sun GmbH, and Sun Korea are translated at the exchange rate in effect at the balance sheet date, and income and expense items are translated at the average annual rate of exchange for the period. The resulting unrealized translation gains and losses are included in the component of shareholders' equity designated as "accumulated other comprehensive income." Realized gains and losses from foreign currency translations are included in miscellaneous (income) expense.

Income Taxes

The Company follows the income tax policy provided by Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes." This Statement provides for a liability approach under which deferred income taxes are provided for based upon enacted tax laws and rates applicable to the periods in which the taxes become payable. These differences result from items reported differently for financial reporting and income tax purposes, primarily depreciation and stock options.

Stock-Based Compensation

The Company has elected to follow Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" (APB 25) and related

(in thousands except per share data)

interpretations in accounting for its employee stock options. Under APB 25, because the exercise price of employee stock options equals the market price of the underlying stock on the date of grant, no compensation expense is recorded. The Company has adopted the disclosure-only provisions of Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" (Statement 123).

Earnings Per Share Computation

Earnings per share were computed as follows:

	2001	2000	1999
Net Income	$ 950	$3,921	$1,831
Weighted-average shares outstanding–basic	6,392	6,385	6,380
Incremental shares from assumed conversions	162	189	189
Weighted-average shares outstanding–diluted	6,554	6,574	6,569
Earnings per share:			
Basic	$ 0.15	$ 0.61	$ 0.29
Diluted	0.14	0.60	0.28

Outstanding diluted shares includes basic shares outstanding as well as outstanding, unexercised stock options.

3. Fair Value of Investments

The fair value of a financial instrument is the amount at which the instrument could be exchanged in a current transaction between willing parties, other than in a forced sale or liquidation. The following methods and assumptions were used to estimate the fair value of each class of financial instruments.

The carrying amounts of cash and cash equivalents, accounts receivable, other current assets, accounts payable, accrued expenses and other liabilities approximate fair value.

The carrying amount of long-term debt approximates fair value, as the interest rates on the debt approximate rates currently available to the Company for debt with similar terms and remaining maturities.

4. Inventories

	Dec. 29, 2001	Dec. 30, 2000
Raw materials	$ 2,426	$ 3,300
Work in process	2,773	3,145
Finished goods	2,039	2,588
Total	$ 7,238	$ 9,033

5. Property, Plant and Equipment

	Dec. 29, 2001	Dec. 30, 2000
Machinery and equipment	$42,871	$41,443
Office furniture and equipment	6,904	8,755
Buildings	19,654	19,618
Leasehold and land improvements	1,149	1,038
Land	2,481	2,481
	$73,059	$73,335
Less: Accumulated depreciation	(32,381)	(29,476)
Construction in progress	2,877	1,125
Total	$43,555	$44,984

Depreciation expense for the years ended December 29, 2001, December 30, 2000, and January 1, 2000, totaled $5,383, $5,538, and $4,993, respectively.

6. Other Assets

	Dec. 29, 2001	Dec. 30, 2000
Goodwill, net of accumulated amortization of $156 and $113	$ 715	$ 758
Equity investment in joint venture	178	194
Other	45	59
Total	$ 938	$ 1,011

7. Accrued Expenses and Other Liabilities

	Dec. 29, 2001	Dec. 30, 2000
Compensation and benefits	$ 672	$ 1,161
Insurance	451	207
Other	371	217
Total	$ 1,494	$ 1,585

8. Long-Term Debt

	Dec. 29, 2001	Dec. 30, 2000
$3,872 three year note, secured by U.S. equipment, fixed interest rate of 5.3%, due December 23, 2005.	$ 3,872	$ 5,167
$4,425 10-year mortgage note with 20-year amortization schedule on the U.S. Manatee County facility, fixed interest rate of 6.5%, due December 1, 2011.	4,412	4,575
$2,400 12-year mortgage note on the German facility, fixed interest rate of 6.05%, due September 30, 2008.	1,081	1,118
10-year notes, fixed interest rates ranging from 3.5- 5.1%, secured by equipment in Germany, due between 2009 and 2011.	1,058	811
Other	240	341
	10,663	12,012
Less amounts due within one year	(1,405)	(1,779)
Total	$ 9,258	$10,233

The remaining principal payments are due as follows: 2003 - $1,464; 2004 - $1,432; 2005 - $1,511; 2006 - $664; 2007 and thereafter - $4,187.

The Company has three revolving lines of credit agreements totaling $9,497 with various banks. Interest rates on these credit facilities are variable based on the prime rate in the U.S. and the equivalent rate in the U.K. and Germany, respectively. Lines of credit in Germany and the U.K. totaling $2,000 expire in 2002, while the line of credit in the U.S. expires in 2004. None of these arrangements contain pre-payment penalties. There were no outstanding balances on these credit facilities at December 29, 2001, or December 30, 2000.

Certain of these debt instruments are subject to debt covenants including 1) consolidated net working capital of not less than $2,000 and a current ratio not less than 1.2:1.0 at all times during the term of the loan, 2) tangible net worth at a minimum of $35,000 for the fiscal year 2001, with tangible net worth increases of at least 50% of net income for the immediately preceding fiscal year, and 3) consolidated debt service coverage ratio throughout the term of the loan at a minimum of 1.25:1.0 on a calendar year basis.

Effective December 1, 2001, the U.S. modified two existing loans in an effort to reduce the interest rate and adjust the term of each loan. Under the new terms, the mortgage loan on the Manatee county facility has a fixed interest rate of 6.5%, a 10-year term due on December 1, 2011, based on 20-year amortization, and had an outstanding balance of $3.9 million at December 29, 2001. The equipment loan, secured by U.S. equipment, has a fixed interest rate of 5.3%, a 5-year term due on December 23, 2006, and had an outstanding balance of $4.4 million at December 29, 2001.

9. Distributions and Dividends to Shareholders

The Company declared distributions of $1,022, $1,021, and $1,021 to shareholders in 2001, 2000, and 1999, respectively.

On February 23, 2002, the Company declared a cash dividend of $0.04 per share to shareholders of record on March 31, 2002, payable on April 15, 2002. The Company declared quarterly dividends of $0.04 per share to shareholders of record on the last day of each quarter in 2001 and 2000. These dividends were paid on the 15th day of each month following the date of declaration.

10. Income Taxes

Pretax income is taxed under the following jurisdictions:

FOR THE YEAR ENDED	Dec. 29, 2001	Dec. 30, 2000	Jan. 1, 2000
United States	$(283)	$3,807	$1,439
Foreign	1,595	2,112	1,325
Total	$1,312	$5,919	$2,764

The income tax provision consists of the following:

FOR THE YEAR ENDED	Dec. 29, 2001	Dec.30, 2000	Jan. 1, 2000
Current tax expense:			
United States	$ 180	$1,300	$ 38
State and local	16	110	1
Foreign	424	594	326
Total current	620	2,004	365
Deferred tax expense (benefit):			
United States	(231)	–	573
State and local	(21)	–	51
Foreign	(6)	(6)	(156)
Total deferred	(258)	(6)	468
Total income tax provision	$ 362	$1,998	$ 833

The reconciliation between the effective income tax rate and the U.S. federal statutory rate is as follows:

FOR THE YEAR ENDED	Dec. 29, 2001	Dec.30, 2000	Jan. 1, 2000
U.S. federal taxes at statutory rate	$ 446	$2,012	$ 940
Increase (decrease)			
Benefit of foreign sales corporation	–	(30)	(59)
Foreign income taxed at lower rate	(114)	(129)	(104)
Nondeductible items	36	70	27
State and local taxes, net	(6)	75	29
Income tax provision	$ 362	$1,998	$ 833

Deferred tax assets and liabilities are as follows:

FOR THE YEAR ENDED	Dec. 29, 2001	Dec.30, 2000	Jan. 1, 2000
Deferred taxes, non-current:			
Assets			
Accrued expenses and reserves not currently deductible	$ 354	$ 161	$ 109
Compensation expense recognized for book, not yet deductible for tax	329	329	329
Deferred royalty income	158	177	–
Deferred tax asset, non-current	841	667	438
Liabilities			
Depreciation	(4,689)	(4,773)	(4,563)
Net deferred tax liability, non-current	$(3,848)	$4,106	$4,125

11. Stock Option Plans

During 1996, the Company adopted the 1996 Stock Option Plan (the "Stock Option Plan"), which provides for the grant of incentive stock options and nonqualified stock options for the purchase of up to an aggregate of 1,000,000 shares of the Company's common stock by officers, employees and Directors of the Company. Under the terms of the plan, incentive stock options may be granted to employees at an exercise price per share of not less than the fair value per common share on the date of the grant (not less than 110% of the fair value in the case of holders of more than 10% of the Company's voting stock). Nonqualified stock options may be granted at the discretion of the Company's Board of Directors. The maximum term of an option may not exceed 10 years, and options become exercisable at such times and in such installments as determined by the Board of Directors.

A summary of the Company's stock option plan for the years ended December 29, 2001, December 30, 2000, and January 1, 2000 is summarized as follows:

(share amounts in thousands)

	Number of Shares	Exercise Price Range	Weighted Average Exercise Price
Under option, December 31, 1998 (385 shares exercisable)	768	$ 3.00-16.75	$ 9.18
Exercised	(22)	$ 3.00- 3.47	$ 3.39
Forfeitures	(80)	$ 9.50	$ 9.50
Under option, January 1, 2000 (453 shares exercisable)	666	$ 3.00-16.75	$ 9.19
Granted	103	$ 6.00- 8.00	$ 7.36
Forfeitures	(13)	$10.00-16.75	$15.19
Under option, December 30, 2000 (526 shares exercisable)	756	$ 3.00-16.75	$ 7.84
Granted	25	$ 7.00	$ 7.00
Forfeitures	(105)	$16.75	$16.75
Under option, December 29, 2001 (557 shares excerisable)	676	$ 3.00-16.75	$ 7.68

A summary of outstanding and exercisable options at December 29, 2001 is summarized as follows:

OPTIONS OUTSTANDING

Range of exercise prices	Number of shares	Weighted-average remaining contractural life	Weighted-average exercise price
$ 3.00	62,746	2.08	$ 3.00
3.43-5.05	189,068	4.75	4.41
6.00	10,000	8.00	6.00
6.75	37,000	9.00	6.75
7.00	25,000	9.83	7.00
8.00	56,000	8.67	8.00
9.50	194,385	4.81	9.50
10.00	47,000	6.92	10.00
16.75	160,000	6.33	16.75

OPTIONS EXERCISABLE

Range of exercise prices	Number of shares	Weighted-average exercise price
$ 3.00	62,746	$ 3.00
3.43-5.05	189,068	4.41
6.00	10,000	6.00
6.75	7,400	6.75
7.00	–	7.00
8.00	11,700	8.00
9.50	199,385	9.50
10.00	47,000	10.00
16.75	30,000	16.75

All options listed above vest over 5 years with a maximum term of 10 years.

During 2001, the Company adopted the 2001 Restricted Stock Plan, which provides for the grant of restricted stock of up to an aggregate of 275,000 shares of the Company's common stock to officers, employees, consultants and directors of the Company. Under the terms of the plan, the minimum period before any shares become non-forfeitable may not be less than six months. On the date of vesting, the Company records unearned compensation equal to the market value of the restricted shares on that date and, simultaneously, charges the unearned compensation to expense. The Company had 34,250 shares of restricted stock outstanding at December 29, 2001, and none of these shares were vested.

On July 12, 2001, the Company offered certain employees who held "underwater" options at a grant price of $16.75 an opportunity to exchange those options for restricted stock on a 4:1 basis. This offer was not extended to Named Executive Officers. All employees who were made the offer accepted, and 105,000 options were cancelled in exchange for the issuance of 26,250 shares of restricted stock. One-half of the stock granted is restricted for one year and the other one-half for two years. None of the restricted stock issued in this transaction was vested at December 29, 2001.

During 2001, the Company adopted the Employee Stock Purchase Plan ("ESPP"), which became effective August 1, 2001. Most employees are eligible to participate. Employees who choose to participate are granted on option to purchase common stock at 85 percent of market value on the first or last day of the quarterly purchase period, whichever is lower. The ESPP authorizes the issuance, and the purchase by employees, of up to 325,000 shares of the common stock through payroll deductions. No employee is allowed to buy more than $25,000 of common stock in any year, based on the market value of the common stock at the beginning of the purchase period. During 2001, employees purchased approximately 4,000 shares at a price of $6.42, under the ESPP.

The Company has adopted the disclosure-only provisions of SFAS No. 123. Accordingly, no compensation cost has been recognized for the stock option plan other than for nonqualified stock options. Had compensation costs for the stock option plan been determined based on the fair value at the grant date for awards in 2001 and 2000 (there were no options granted in 1999) consistent with the provisions of SFAS No. 123, the Company's net income and earnings per share would have been reduced to the pro forma amounts indicated below:

FOR THE YEAR ENDED	Dec. 29, 2001	Dec.30, 2000	Jan. 1, 2000
Net income:			
As reported	$ 950	$3,921	$1,831
Pro forma	671	3,418	1,404
Basic earnings per common share:			
As reported	$ 0.15	$ 0.61	$ 0.29
Pro forma	0.10	0.54	0.22
Diluted earnings per common share:			
As reported	$ 0.14	$ 0.60	$ 0.28
Pro forma	0.10	0.52	0.21

These pro forma amounts may not be representative of future disclosures since the estimated fair value of stock options is amortized to expense over the vesting period and additional options may be granted in future years. The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions used for grants in 2001, and 2000 (no

(in thousands except per share data)

options were granted in 1999): cumulative volatility of 40.0% for 2001 and 2000; dividend yields of 2.09%, and 2.41%, for 2001 and 2000, respectively; risk-free interest rate of 4.96%, and 5.11%, for 2001 and 2000, respectively; and expected terms of 6.50 years for 2001 and 3.00 to 6.50 years for 2000.

12. Employee Benefits

The Company has a defined contribution retirement plan covering substantially all of its eligible United States employees. Employer contributions under the retirement plan amounted to approximately $715, $1,195, and $702 during 2001, 2000, and 1999, respectively.

The Company provides supplemental pension benefits to its employees of foreign operations in addition to mandatory benefits included in local country payroll tax statutes. These supplemental pension benefits amounted to approximately $215, $110, and $124 during 2001, 2000, and 1999, respectively.

13. Segment Reporting

The individual subsidiaries comprising the Company operate predominantly in a single industry as manufacturers and distributors of hydraulic components. Management bases its financial decisions by the geographical location of its operations. The subsidiaries are multinational with operations in the United States, the United Kingdom, Germany, and Korea. In computing earnings from operations for the foreign subsidiaries, no allocations of general corporate expenses, interest or income taxes have been made.

Identifiable assets of the foreign subsidiaries are those assets related to the operation of those companies. United States assets consist of all other operating assets of the Company.

Segment information is as follows:

Net foreign currency gains (losses) reflected in results of operations were $34, ($39), and ($168), for 2001, 2000, and 1999, respectively. Operating income (loss) is total sales and other operating income less operating expenses. In computing segment operating profit, interest expense and net miscellaneous income (expense) have not been deducted (added).

Included in U.S. sales to unaffiliated customers were export sales, principally to Canada and Asia, of $5,964, $7,134, and $6,056, during 2001, 2000, and 1999, respectively.

14. Commitments and Contingencies

The Company is not a party to any legal proceedings other than routine litigation incidental to its business. In the opinion of management, the amount of ultimate liability with respect to these actions will not materially affect the results of operations, financial position or cash flows of the Company.

SEGMENT INFORMATION

	United States	Korea	United Kingdom	Germany	Elimination	Consolidated
2001						
Sales to unaffiliated customers	$43,158	$4,244	$11,248	$6,333	$ –	$64,983
Intercompany sales	10,326	–	1,544	37	(11,907)	–
Operating income (loss)	667	(20)	1,257	95	61	2,060
Identifiable assets	44,463	1,764	11,257	5,861	(1,595)	61,750
Depreciation and amortization	4,219	177	725	305	–	5,426
Capital expenditures	1,939	72	1,357	654	–	4,022
2000						
Sales to unaffiliated customers	$55,488	$5,537	$13,026	$5,916	$ –	$79,967
Intercompany sales	11,232	–	1,814	29	(13,075)	–
Operating income (loss)	5,021	307	1,834	281	(87)	7,356
Identifiable assets	48,717	1,966	10,285	4,757	(1,351)	64,374
Depreciation and amortization	4,283	166	874	271	–	5,594
Capital expenditures	3,213	450	762	(51)	–	4,374
1999						
Sales to unaffiliated customers	$50,327	$4,202	$10,858	$5,062	$ –	$70,449
Intercompany sales	8,354	–	2,016	43	(10,413)	–
Operating income	2,492	81	1,059	354	52	4,038
Identifiable assets	49,539	857	8,044	5,902	(268)	64,074
Depreciation and amortization	3,802	112	827	302	–	5,043
Capital expenditures	5,953	119	1,323	502	–	7,897

15. New Accounting Pronouncements

In June 2001, Statement of Financial Standards No. 141, "Business Combinations" ("SFAS 141"), and Statement of Financial Standards No. 142, "Goodwill and Other Intangible Assets" ("SFAS 142"), were issued. SFAS 141 requires that all business combinations initiated after June 30, 2001 be accounted for using the purchase method of accounting, and that identifiable intangible assets acquired in a business combination be recognized as an asset apart from goodwill, if they meet certain criteria. The impact of the adoption of SFAS 141 on our reported operating results, financial position and existing financial statement disclosure is not expected to be material.

SFAS 142 applies to all goodwill and identified intangible assets acquired in a business combination. Under the new standard, all goodwill and indefinite-lived intangible assets, including that acquired before initial application of the standard, will not be amortized but will be tested for impairment at least annually. The new standard is effective for fiscal years beginning after December 15, 2001. Adoption of SFAS 142 effective January 1, 2002 will result in the elimination of approximately $60 of annual amortization, subject to the identification of separately recognized intangibles, which would continue to be amortized under the new rules. The Company does not expect to recognize any impaired goodwill as of January 1, 2002.

In July 2001, Statement of Financial Accounting Standards No. 143, "Accounting for Asset Retirement Obligations" ("SFAS 143"), which requires the recognition of a liability for an asset retirement obligation in the period in which it is incurred. When the liability is initially recorded, the carrying amount of the related long-lived asset is correspondingly increased. Over time, the liability is accreted to its present value and the related capitalized charge is depreciated over the useful life of the asset. SFAS 143 is effective for fiscal years beginning after June 15, 2002. The impact of the adoption of SFAS 143 on the Company's reported operating results, financial position and existing financial statement disclosure is not expected to be material.

In August 2001, Statement of Financial Accounting Standards No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" ("SFAS 144"), was issued. This statement addresses the financial accounting and reporting for the impairment or disposal of long-lived assets and broadens the definition of what constitutes a discontinued operation and how results of a discontinued operation are to be measured and presented. The provisions of SFAS 144 are effective for financial statements issued for fiscal years beginning after December 15, 2001. The impact of the adoption of SFAS 144 on our reported operating results, financial position and existing financial statement disclosure is not expected to be material.

Sun Hydraulics Corporation

Shareholder Information

Corporate Officers

Clyde G. Nixon
Chairman of the Board

Allen J. Carlson
President, CEO

Richard J. Dobbyn
Chief Financial Officer

Jeffrey Cooper
Engineering Manager

Peter G. Robson
General Manager
Sun Hydraulics Limited

Directors

Marc Bertoneche, PhD
Professor, Business Administration
University of Bordeaux

Allen J. Carlson
President, CEO
Sun Hydraulics Corporation

John S. Kahler
President, CEO
Cincinnati Incorporated

Christine L. Koski
Principal
Koski Consulting Group, Inc.

Robert E. Koski
Chairman Emeritus, Founder
Sun Hydraulics Corporation

Ferdinand E. Megerlin, Dr.-Ing
Chairman, Joint Managing Director
Linde AG, Industrial Trucks
and Hydraulics Division

Clyde G. Nixon
Chairman of the Board
Sun Hydraulics Corporation

Taco Van Tijn, Esquire
Solicitor

David N. Wormley, PhD
Dean, Engineering School
Pennsylvania State University

Legal Counsel

Shumaker, Loop & Kendrick, LLP
Tampa, Florida

Auditors

PricewaterhouseCoopers LLP
Tampa, Florida

Corporate Headquarters

Sun Hydraulics Corporation
1500 West University Parkway
Sarasota, FL 34243
Phone: 941-362-1200
Fax: 941-355-4497
www.sunhydraulics.com

Investor Relations

If you wish to be placed on Sun Hydraulics' mailing or email list for periodic financial releases, please send your request to:

Investor Relations
Sun Hydraulics Corporation
1500 West University Parkway
Sarasota, FL 34243
Phone: 941-362-1200
Fax: 941-355-4497

The Company's Annual Reports, Forms 10-K and 10-Q and earnings releases are available at the Investor section of Sun Hydraulics website: *www.sunhydraulics.com*

Transfer Agent

SunTrust Bank, Atlanta
Atlanta, Georgia

Common Stock Information

The Common Stock of Sun Hydraulics Corporation is traded on The NASDAQ National Market under the symbol SNHY.

As of March 22, 2002, there were 107 shareholders of record. The number of record holders was determined from the records of the Company's transfer agent and does not include beneficial owners of common stock whose shares are held in the name of various securities brokers, dealers and registered clearing agencies. The Company believes that there are approximately 2,000 beneficial owners of common stock.

As of March 22, 2002, the closing price per share of SNHY stock was $8.17 and there were 6,428,887 shares outstanding.

Shareholders Annual Meeting

The annual meeting of shareholders will be held Saturday, May 18, 2002, at 10:00 A.M. Eastern Standard Time at Sun Hydraulics Corporation, 701 Tallevest Road, Sarasota, Florida 34243.

Sun Hydraulics Corporation
1500 West University Parkway
Sarasota, FL 34243
Phone: 941-362-1200 Fax: 941-355-4497

Sun Hydraulics Corporation
701 Tallevast Road
Sarasota, FL 34243
Phone: 941-362-1300 Fax: 941-362-1349

Sun Hydraulics Limited
Wheler Road
Coventry C3V 4LA
England
Phone: 44-2476-217400 Fax: 44-2476-307082

Sun Hydraulik GmbH
Brusseler Allee 2
D-41812 Erkelenz
Germany
Phone: 49-2431-8091-0 Fax: 49-2431-8091-19

Sun Hydraulics Korea Corporation
97B 13L Namdong Industrial Complex
664-12 Gojan Dong, Namdong Gu
Inchon 405-310, Korea
Phone: 82-32-813-1350 Fax: 82-32-813-1147

Sun Hydraulics Systems (Shanghai) Co., Ltd.
No. 339 Rong Xing Road
Rongbei Town, Sonjiang
Shanghai, China
Phone: 86-21-5778-0778 Fax: 86-21-5778-0768

World Wide Web Address
www.sunhydraulics.com